Report for the period ending June 30, 2003
Item 77E - Legal Proceedings

In 2001 the Company, the Adviser and others (including past and two present directors) were named as defendants in several purported class actions alleging, among other things, violations of federal securities law by failing to value private equity holdings at their fair value. The Company has, through legal counsel, successfully executed on a strategy of consolidating these actions and changed the jurisdiction of the case the Northern District of California of the US
District Court.   The Company believes this litigation is
without merit and intends to defend the actions vigorously. The Company believes that the outcome of the legal actions will not have a material adverse effect on the results of operations or the net asset values of the Funds.

The staff of the San Francisco, California office of the Securities and Exchange Commission ("Staff") is conducting a private investigation of the Company and the Adviser to determine whether either or both have violated the federal securities laws. Among the matters being investigated is whether either or both violated the federal securities laws by failing to value private holdings at their fair value. In September 2002, the Staff notified the Adviser that the Staff had tentatively determined to recommend to the Securities and Exchange Commission ("Commission") that certain civil and/or administrative proceedings be initiated against the Adviser. An employee of the Adviser, a former director of the Company, and two current directors have also received such notifications from the Staff of its recommendation to the Commission. The Adviser has notified the Company that the staff has not yet submitted such a recommendation to the Commission and the Adviser has communicated to the Staff that it disagrees with its proposed recommendation. The Adviser informed the Company that it believes that the outcome of the investigation will not have a material adverse effect on the ability of the Adviser to perform its investment advisory agreements with the Funds. The Company believes that the outcome of the investigation will not have a material adverse effect on the results of operations or the net asset values of the Funds. Since the investigation is still in progress, there can be no assurance of its outcome. The costs of defending the Company, the Adviser and certain individuals related to the purported class actions and regulatory matters are significant. Substantially all such costs to date have been borne by the Adviser or have been covered by available insurance. Should costs be incurred directly by the Funds, they will be expensed as incurred and these costs, along with other Fund expenses, are taken into account in the determination of the Adviser's expense reimbursement obligations (see Note 4 to the financial statements).


MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
MICHAEL J. FREED (PRO Hac Vice)
CAROL V. GILDEN (Pro Hac Vice)
CHRISTOPHER J. STUART
MICHAEL E. MOSKOVITZ (Pro Hac Vice)
191 N. Wacker Drive, Suite 1800
Chicago, IL 60606-1616
Telephone: 312/521-2000
Facsimile:  312/521-2100
Plaintiffs' Lead Counsel

UNITED STATED DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA


In re VAN WAGONER FUNDS	)	NO. C 02-03383 JSW
INC. SECURITIES LITIGATION	)
	)	CLASS ACTION
	)
This Document Related to:	)	AMENDED CONSOLIDATED
ALL ACTIONS.	)	COMPLAINT FOR VIOLATION OF THE
	)	FEDERAL SECURITIES LAWS
	)

		DEMAND FOR JURY TRIL





AMENDED CONSOLIDATED COMPLAINT
FOR VIOLATION OF FEDERAL SECURITIES LAWS
Civil Case No.: C:02-03383